Exhibit 99.1

News release

Cenovus announces 2023 first-quarter results, dividend increase

Calgary, Alberta (April 26, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered upstream production in the first quarter of 779,000 barrels of oil equivalent per day (BOE/d)1 and downstream throughput of 457,900 barrels per day (bbls/d). The company generated $1.4 billion in adjusted funds flow and cash used in operating activities was $286 million. First-quarter results reflect lower commodity prices, reduced production in the upstream business and lower operating throughput in the downstream compared with the fourth quarter. Consistent with Cenovus’s commitment to shareholders, the Board of Directors approved a 33% increase in the company’s base dividend, to $0.56 per share annually starting in the second quarter of 2023.

“We are committed to demonstrating stronger performance across our business, and reaching our $4 billion net debt target,” said Alex Pourbaix, who moves from his role as Cenovus’s President & Chief Executive Officer to Executive Chair of the Board following today’s Annual Meeting of Shareholders. “As the year progresses, we expect improved production and a fully operating downstream business. The increase in our base dividend underscores our confidence in the long-term success of the company.”

Corporate developments
•Achieved the safe and successful restart of the Superior Refinery, with crude oil introduced mid-March. The refinery is currently running barrels in preparation for expected second-quarter refined product sales.
•Closed the Toledo Refinery transaction for approximately US$370 million and assumed operatorship.
•Oil sands production expected to be stronger in the second half of the year due to pad timing, as the company continues to optimize the business for future production growth.
•Revised 2023 corporate guidance to reflect updated outlook for commodity prices, upstream production and operating costs for the remainder of the year.
•U.S. Manufacturing throughput has been revised to 480,000 bbls/d to 500,000 bbls/d.

Financial, production & throughput summary
(For the period ended March 31)	2023 Q1	2022 Q4	% change	2022 Q1	% change
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	(286)	2,970	-	1,365	-
Adjusted funds flow[2]	1,395	2,346	(41)	2,583	(46)
Per share (basic)[2]	0.73	1.22	-	1.30	-
Per share (diluted)[2]	0.71	1.19	-	1.27	-
Capital investment	1,101	1,274	(14)	746	48
Free funds flow[2]	294	1,072	(73)	1,837	(84)
Excess free funds flow[2]	(499)	786	-	2,615	-
Net earnings (loss)	636	784	(19)	1,625	(61)
Per share (basic)	0.33	0.40	-	0.81	-
Per share (diluted)	0.32	0.39	-	0.79	-
Long-term debt, including current portion	8,681	8,691	-	11,744	(26)
Net deb	6,632	4,282	55	8,407	(21)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	636,200	664,900	(4)	654,500	(3)
Conventional natural gas (MMcf/d)	857.0	852.0	1	865.3	(1)
Total upstream production (BOE/d)[1]	779,000	806,900	(3)	798,600	(2)
Total downstream throughput (bbls/d)	457,900	473,300	(3)	501,800	(9)
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

First-quarter results
Operating results1
Cenovus’s total revenues were approximately $12.3 billion in the first quarter, a decrease from $14.1 billion in the fourth quarter of 2022, mainly due to lower benchmark commodity prices. Upstream revenues were $6.8 billion, compared with $7.4 billion in the previous quarter and downstream revenues were about $7.4 billion, compared with nearly $8.4 billion in the fourth quarter.

Total operating margin3 was $2.1 billion, compared with about $2.8 billion in the fourth quarter. Upstream operating margin4 was $1.7 billion, down from $2.2 billion in the prior quarter, primarily driven by lower Brent and West Texas Intermediate (WTI) crude oil prices, a wider light-heavy differential, as well as slightly lower production volumes. Downstream operating margin4 was $391 million, compared with $558 million in the fourth quarter. U.S. Manufacturing operating margin was impacted by higher operating costs at the Superior Refinery, associated with the continued commissioning of the facility as well as assuming full ownership of the Toledo Refinery following the close of Cenovus’s acquisition from bp. Downstream operating margin was further impacted by a unit outage at the Wood River Refinery that occurred in the fourth quarter of 2022, which reduced utilization as well as refining margin capture. In addition, the cost of processing crude oil purchased in prior periods at higher prices negatively impacted operating margin in U.S. Manufacturing by approximately $255 million.

“The company has achieved major milestones with the safe startups of the Superior and Toledo refineries under way,” said Jon McKenzie, who moves from his role as Cenovus’s Executive Vice-President & Chief Operating Officer to President & Chief Executive Officer following today’s Annual Meeting of Shareholders. “While the Lima Refinery continues to operate well, the U.S. Manufacturing business as a whole has not performed to our expectations. We are actively taking steps to improve performance and expect meaningfully better results through this year and beyond as we start demonstrating the full operating and financial capabilities of our integrated business.”

In U.S. Manufacturing, crude utilization was 67% and throughput was 359,200 bbls/d compared with 75% and 379,000 bbls/d in the fourth quarter, due to unplanned outages and as planned turnaround activities began at the non-operated Wood River and Borger refineries. After experiencing impacts from a severe winter storm in late December, the Lima Refinery quickly rebounded with strong operating performance in the first quarter, achieving crude utilization of 94%. The Superior Refinery introduced crude oil in mid-March and remains on track to ramp up to full operations through the second quarter of 2023. The acquisition of the remaining 50% of the Toledo Refinery closed on February 28. In April the Toledo Refinery’s smaller capacity 30,000 bbls/d crude oil unit restarted and is currently producing refined products. The larger capacity 120,000 bbls/d unit is expected to restart in May and ramp up to full rates through the second quarter.

Following an incident in December 2022 at the non-operated Wood River Refinery as well as severe weather around the end of the quarter, crude utilization returned to normal rates in the first quarter. Due to the unplanned downtime of the affected unit, the partnership incurred significant cost associated with fulfilling contractual obligations for finished product, which impacted gross margins during the first quarter. The first phase of a planned turnaround was completed by early April and the second phase, which will also impact throughput, began in mid- April and is expected to be completed in the second quarter.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.

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First-quarter crude utilization in the Canadian Manufacturing segment increased to 89% with throughput of 98,700 bbls/d compared with crude utilization and throughput of 85% and 94,300 bbls/d in Q4 2022. The fourth quarter was impacted by severe winter weather and an unplanned outage at the Lloydminster Upgrader. First-quarter results also reflect strong operating performance at the Lloydminster Refinery, which achieved crude utilization of 99% during the period.

Total upstream production was 779,000 BOE/d in the first quarter, a slight decrease from the fourth quarter. Christina Lake production was 237,200 bbls/d, down from fourth-quarter production of 250,300 bbls/d due to the timing of new sustaining well pads. Foster Creek production of 190,000 bbls/d was largely in line with the previous quarter. Foster Creek and Christina Lake each have three additional well pads coming online in the second half of the year. Sunrise production was 44,500 bbls/d, relatively unchanged from the fourth quarter. At the Lloydminster thermal projects, production was 99,000 bbls/d, down slightly from the previous quarter’s 102,500 bbls/d, as the company took some wells offline for redevelopment and maintenance activity during the first quarter. Conventional production was 123,900 BOE/d, largely in line with the fourth quarter.

In the Offshore segment, production was 65,600 BOE/d compared with 70,200 BOE/d in the previous quarter. In Asia Pacific, production decreased slightly compared with the fourth quarter due to lower contracted gas sales in China, partially offset by higher sales in Indonesia as the MBH and MDA fields continue to ramp up. In the Atlantic region, the non-operated Terra Nova floating production, storage and offloading vessel remains dockside in Newfoundland and Labrador, undergoing further maintenance as part of its asset life extension program. Cenovus has removed Terra Nova production volumes from its 2023 corporate guidance.

Financial results
First-quarter cash used in operating activities, which includes changes in non-cash working capital, was $286 million compared with almost $3.0 billion of cash from operating activities in the fourth quarter of 2022, while adjusted funds flow was $1.4 billion, down from $2.3 billion in the previous period. Free funds flow fell to $294 million from $1.1 billion in the fourth quarter. First-quarter adjusted funds flow, when compared to the fourth quarter, was impacted by lower overall commodity prices and results in the U.S. Manufacturing segment were lower by approximately $255 million due to the cost of processing crude oil purchased in prior periods at higher prices. In addition, Oil Sands segment sales volumes were lower compared to production by approximately 12,500 BOE/d, as the company built inventory due to the timing of sales, in addition to higher volumes of crude in transit to the U.S. Gulf Coast. Capital investment of $1.1 billion was primarily directed towards sustaining production in the oil sands, the Superior Refinery rebuild and refining reliability initiatives at the jointly-owned Wood River and Borger refineries.

First-quarter net earnings were $636 million, compared with $784 million in the previous quarter. The decline in net earnings was primarily due to lower operating margin and lower foreign exchange gains, partially offset by lower general and administrative costs, as well as a deferred income tax recovery related to the Toledo acquisition.

Long-term debt, including the current portion, was $8.7 billion at March 31, 2023, comparable to December 31, 2022. Net debt was approximately $6.6 billion at March 31, 2023, an increase of about $2.4 billion from December 31, 2022. The increase in net debt is mainly attributable to a change in non-cash working capital of $1.6 billion due to a $1.2 billion cash payment for the company’s 2022 taxes and lower accounts payable, $465 million primarily related to the close of the Toledo acquisition and the first variable payment to bp as part of the 2022 Sunrise transaction, as well as $240 million for shareholder returns. Assuming commodity prices remain around current levels, the company expects net debt to fall below its $4.0 billion floor in the fourth quarter.

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2023 guidance update
Cenovus has revised its 2023 corporate guidance to reflect the company’s updated outlook for commodity prices, production, throughput and operating costs for the remainder of the year. It is available on cenovus.com under Investors.

Changes to the company’s 2023 guidance include:
•Total production guidance of 790,000 BOE/d to 810,000 BOE/d, which includes a reduction of 10,000 bbls/d from the Atlantic production range, reflecting the removal of Terra Nova volumes.
•U.S. Manufacturing throughput of 480,000 bbls/d to 500,000 bbls/d, reflecting lower throughput year- to-date at Cenovus’s non-operated refineries due to unplanned outages early in the first quarter, as well as a longer ramp up period than originally anticipated at Toledo. As a result, guidance for U.S. Manufacturing unit operating expense has increased by $1.00/bbl.

2023 planned maintenance
The following table provides details on planned maintenance activities at Cenovus assets in 2023 and anticipated production or throughput impacts.

2023 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q2	Q3	Q4
Upstream
Foster Creek	18 - 20	-	-
Lloydminster Thermals	1 - 2	1 - 2	-
Downstream
U.S. Manufacturing	3 - 5	18 – 20	50 - 60

Dividend declarations and share purchases
The Board of Directors has declared a quarterly base dividend of $0.14 per common share, an increase of 33%, payable on June 30, 2023 to shareholders of record as of June 15, 2023. On an annual basis, the base dividend will increase to $0.56 per share from $0.42 per share, and will continue to be declared and paid quarterly, at the discretion of the Board. The base dividend continues to be a structural component of the financial framework and is set at a level Cenovus is confident can be sustainably covered at bottom of the cycle pricing of about US$45 WTI, with additional capacity to grow over the next five years.

In addition, the Board declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on June 30, 2023 to shareholders of record as of June 15, 2023 as follows:

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Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	6.294	0.39230
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus’s shareholder returns framework has a target of returning 50% of excess free funds flow to shareholders for quarters where the ending net debt is between $9 billion and $4 billion. In the first quarter, the company bought approximately 2 million shares under its normal course issuer bid, delivering $40 million in returns to shareholders. Subsequent to the end of the quarter, as of April 21, 2023, the company had bought back approximately 2.1 million shares for an additional $51 million.

Sustainability
In the first quarter of 2023, Cenovus and its Pathways Alliance peers continued to advance work on plans to build one of the world’s largest carbon capture and storage (CCS) projects, which is foundational to the net zero ambitions of Canada’s six largest oil sands companies that comprise the group. The Alliance awarded a contract to a global engineering and consulting company to develop detailed plans for the 400-kilometre CO2 transportation pipeline that would eventually link more than 20 oil sands facilities to a hub for permanent carbon storage in Alberta’s Cold Lake region. Engineering and field work is progressing rapidly to support an anticipated regulatory application for the CCS network in the fourth quarter of this year. Early engagement with more than 20 Indigenous communities along the proposed CO2 transportation and storage network corridor is underway, and formal engagement is expected to begin in the second quarter.

Cenovus also continues to progress work towards its own sustainability targets with further updates scheduled to be released mid-year in the company’s 2022 ESG report.

Leadership transition update
In addition to Alex Pourbaix becoming Executive Board Chair and Jon McKenzie stepping into the role of Cenovus’s President & Chief Executive Officer following the close of the company’s Annual Meeting of Shareholders, Claude Mongeau will become Lead Independent Director of the Board. Jane Kinney will assume the position of Chair of the Audit Committee, a role currently filled by Mongeau. Kinney, a Cenovus director since April 2019 and a member of the Audit Committee since June 2019, served in increasingly senior positions with Deloitte LLP Canada until her retirement from the firm.

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Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, April 26, 2023, starting at 9 a.m. MT (11 a.m. ET). To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.

Alternatively, you can dial 877-400-0505 (toll-free in North America) or 647-484-0475 to reach a live operator who will join you into the call. A live audio webcast will also be available and will be archived for approximately 90 days.

Cenovus will host its Annual Meeting of Shareholders today, April 26, 2023, in a virtual format beginning at 11 a.m. MT (1 p.m. ET). The webcast link to the Shareholders Meeting will be available under Presentations and Events in the Investors section of cenovus.com.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended March 31, 2023
Oil Sands
Bitumen (Mbbls/d)	570.7
Heavy crude oil (Mbbls/d)	16.8
Conventional natural gas (MMcf/d)	12.0
Total Oil Sands segment production (MBOE/d)	589.5
Conventional
Light crude oil (Mbbls/d)	6.4
Natural gas liquids (Mbbls/d)	22.0
Conventional natural gas (MMcf/d)	572.9
Total Conventional segment production (MBOE/d)	123.9
Offshore
Light crude oil (Mbbls/d)	8.9
Natural gas liquids (Mbbls/d)	11.4
Conventional natural gas (MMcf/d)	272.1
Total Offshore segment production (MBOE/d)	65.6
Total upstream production (MBOE/d)	779.0

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Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “on track”, “progressing”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: performance across the business; achieving net debt of $4.0 billion; improving production; product sales at the Superior Refinery; stronger oil sands production and optimization for future production; meaningfully better results in the U.S. Manufacturing business; ramp up to full operations at the Superior Refinery and Toledo Refinery and timing of the same; planned turnaround activities; ramp up of MBH and MDA fields; dividend payments; excess free funds flow under the shareholder returns framework; working with Pathways Alliance to advance a carbon capture and storage project toward a regulatory application and formal engagement with Indigenous communities; progressing work on the Company’s sustainability targets and providing further updates in 2023; managing assets in a safe, innovative and cost-efficient manner while integrating environmental, social and governance considerations into the Company’s business plans; and revised 2023 corporate guidance.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s revised 2023 guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, inflation, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Specified Financial Measures
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended March 31, 2023, (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)			Downstream (1)			Total
($ millions)	Q1 2023	Q4 2022	Q1 2022	Q1 2023	Q4 2022	Q1 2022	Q1 2023	Q4 2022	Q1 2022
Revenues
Gross Sales	7,415	8,307	10,897	7,368	8,380	8,116	14,783	16,687	19,013
Less: Royalties	596	875	1,185	—	—	—	596	875	1,185
	6,819	7,432	9,712	7,368	8,380	8,116	14,187	15,812	17,828
Expenses
Purchased Product	1,069	1,157	1,818	6,222	7,071	6,817	7,291	8,228	8,635
Transportation and Blending	2,994	2,962	3,194	—	—	—	2,994	2,962	3,194
Operating	1,029	955	909	754	759	645	1,783	1,714	1,554
Realized (Gain) Loss on Risk Management	16	134	871	1	(8)	110	17	126	981
Operating Margin	1,711	2,224	2,920	391	558	544	2,102	2,782	3,464
(1) Found in Note 1 of the March 31, 2023, or December 31, 2022, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.
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	Three Months Ended
($ millions)	March 31, 2023	Dec. 31, 2022	March 31, 2023
Cash From (Used in) Operating Activities (1)	(286)	2,970	1,395
(Add) Deduct:
Settlement of Decommissioning Liabilities	(48)	(49)	(19)
Net Change in Non-Cash Working Capital	(1,633)	673	(1,199)
Adjusted Funds Flow	1,395	2,346	2,583
Capital Investment	1,101	1,274	746
Free Funds Flow	294	1,072	1,837
Add (Deduct):
Base Dividends Paid on Common Shares	(200)	(201)	(69)
Dividends Paid on Preferred Shares	(18)	—	(9)
Settlement of Decommissioning Liabilities	(48)	(49)	(19)
Principal Repayment of Leases	(70)	(74)	(75)
Acquisitions, Net of Cash Acquired	(465)	(7)	—
Proceeds From Divestitures	8	45	950
Excess Free Funds Flow	(499)	786	2,615
(1) Found in the March 31, 2023, or December 31, 2022, interim Consolidated Financial Statements.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

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